UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: March 24, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 29, 2006
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
Item 1 — Information Contained in this Form 6-K Report
Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG and LPG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these markets.
Regulation — International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:
•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.
In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of our oil tankers are double-hulled and were delivered after July 6, 1996, so our tankers will not be affected directly by these IMO regulations.
IMO regulations include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the ISM Code, the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the IGC Code). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.
The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s compliance with requirements of the ISM Code relating to the development and maintenance of an extensive “Safety Management System.” Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.
LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers currently is in substantial compliance with the IGC Code, and each of the shipbuilding contracts for our LNG newbuildings, and the LPG newbuildings we have agreed to acquire from Skaugen, requires compliance prior to delivery.
Environmental Regulations — The United States Regulations
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, bareboat charterers, and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
Under OPA 90, vessel owners, operators and bareboat charters are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
•	natural resources damages and the related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.
OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.
The United States Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability (currently $1900 per gross ton for a double hulled tanker) plus the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
The Coast Guard’s regulations concerning certificates of financial responsibility (or COFR) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.
The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guaranties from third-party insurers or to provide guaranties through self-insurance.
OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
• address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
• describe crew training and drills; and
• identify a qualified individual with full authority to implement removal actions.
We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.
CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of “hazardous substances” rather than “oil.” Petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.
OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or LPG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG or LPG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.
Environmental Regulation — Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG or LPG) as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.7 million plus approximately $930 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $133 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers and/or cargoes).
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.
The EPA has appealed this decision. Oral arguments on this appeal were heard by the Ninth Circuit Court of Appeals on August 14, 2007. No decision has yet been issued. If the exemption is repealed, we would be subject to the Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the costs of operating in the United States. For example, this ruling could require the installation of equipment on our vessels to treat ballast water before it is discharged, require the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and otherwise restrict our vessels traffic in U.S. waters.
Vessel Security Regulation
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.
Taxation of the Partnership
Qatar Taxation
The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.

The Qatar Public Revenue and Tax Department’s (or QPRTD) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined separately for each entity, although on occasion the QPRTD may insist upon a consolidated basis being adopted for multiple foreign entities owned by a common parent. In our case, the three LNG carriers we began operating in Qatar beginning in late 2006 (or the RasGas II LNG Carriers) are operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we own a 70% interest. An additional four LNG Carriers, which were delivered between May 2008 and July 2008, are owned by the RasGas 3 Joint Venture in which we acquired a 40% interest in May 2008.
Based on the QPRTD’s confirmation, we believe that Teekay Nakilat’s income earned from activity in Qatar is taxable. Because the time charter revenue we earn from the Qatari voyages is earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.
Based on our anticipated operation of the three RasGas II LNG Carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax, Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Corporation entered into finance leases with a U.K. lessor for the three RasGas II LNG Carriers and will have to separately reimburse the lessor for any Qatari taxes. We expect any Qatar tax that the lessor may incur will be insignificant in amount.
Spanish Taxation
We recently received a notice from the Spanish taxing authorities that they intend to conduct a routine audit of our Spanish subsidiaries for the 2005 and 2006 tax years. We are not aware of any disagreements between us and the Spanish taxing authorities. We do not have sufficient information at this time to assess our potential exposure to liability, if any.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: March 24, 2009

	By:	/s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)